11016765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tripletree, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 France Avenue South, Suite 150
(No. and Street)

Edina (City) MN (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marilynn Rowley (952)832-3341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
(Name – *if individual, state last, first, middle name*)

7650 Edinborough Way, Suite 225 (Address) Edina (City) MN (State) 55435 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, Marilynn Rowley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY JO KLEVEN
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2016

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

Board of Governors
TripleTree, LLC
Edina, Minnesota

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by TripleTree, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TripleTree, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TripleTree, LLC's management is responsible for TripleTree, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures performed and our findings are as follows:

1) We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including copies of cancelled checks, noting no differences;

2) We compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3) We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and

5) We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting there were no differences.

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · *Phone* 952-854-5700 · *Fax* 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · *Phone* 763-550-1100 · *Fax* 763-550-1644
www.mtkcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than this specified party.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Certified Public Accountants
Edina, Minnesota

February 25, 2011

TRIPLETREE, LLC
CALCULATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT
For the Year Ending December 31, 2010

Total revenue for the year ending December 31, 2010	$	14,051,875
Additions		-
Deductions		-
SIPC net operating revenues	$	14,051,875
SIPC general assessment at .0025	$	35,130
Less:		
2010 SIPC-6 payment made July 30, 2010		(9,648) *
2010 SIPC-6 payment made September 30, 2010		(150) *
2010 SIPC-7 payment due February 29, 2011		25,332
SIPC-7 payment made January 31, 2011		(25,332) *
Additional amount owed	$	-

* All SIPC payments were mailed to the the Securities Investor Protection Corporation, 805 15th St. N.W., Suite 800, Washington, D.C. 20005-2215

TRIPLETREE, LLC

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2010 and 2009

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2010 and 2009

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying statements of financial condition of TripleTree, LLC as of December 31, 2010 and 2009, and the related statements of income, changes in members' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TripleTree, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Certified Public Accountants
Edina, Minnesota

February 25, 2011

7650 Edinborough Way, Suite 225 • Edina, Minnesota 55435 • Phone 952-854-5700 • Fax 952-854-1163
3140 Harbor Lane, Suite 100 • Plymouth, Minnesota 55447 • Phone 763-550-1100 • Fax 763-550-1644
www.mtkcpa.com

TRIPLETREE, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

ASSETS

	2010	2009
Assets:		
Cash	$ 5,060,021	$ 1,753,524
Accounts receivable, net of allowance for doubtful accounts of $0 and $0, respectively	123,479	103,372
Accounts receivable, other (Note 7)	-	37,469
Prepaid expenses	24,529	15,450
Property and equipment, net (Note 2)	417,337	49,478
Total assets	$ 5,625,366	$ 1,959,293

LIABILITIES AND MEMBERS' EQUITY

	2010	2009
Liabilities:		
Accounts payable (Note 7)	$ 68,287	$ 21,148
Accrued expenses	317,448	75,477
Deferred rent	305,440	1,820
Distributions payable (Note 4)	1,402,500	-
Total liabilities	2,093,675	98,445
Commitment and contingencies (Note 5)	-	-
Members' equity (Note 4)	3,531,691	1,860,848
Total liabilities and members' equity	$ 5,625,366	$ 1,959,293

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF INCOME

For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Investment banking	$ 14,012,663	$ 3,728,069
Interest	30,325	17,553
Gain on sale of investments	-	30,073
Other income	8,887	5,014
Total revenues	14,051,875	3,780,709
Expenses:		
Compensation, benefits and payroll taxes	9,507,748	2,834,287
Marketing	557,501	453,428
Occupancy	143,985	202,698
Other administrative expenses	1,088,577	300,617
Total expenses	11,297,811	3,791,030
Net income (loss)	2,754,064	(10,321)
Preferential distribution to preferred members (Note 4)	-	-
Net income (loss) to common members	$ 2,754,064	$ (10,321)

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2010 and 2009

Balance at January 1, 2009	$ 2,332,590
Net loss	(10,321)
Payments on subscription receivable (Note 4)	69,279
Distributions to common members (Note 4)	(530,700)
Balance at December 31, 2009	1,860,848
Net income	2,754,064
Issuance of common Class A units (Note 4)	500,000
Issuance of subscription receivable (Note 4)	(250,000)
Payments on subscription receivable (Note 4)	69,279
Distributions to common members (Note 4)	(1,402,500)
Balance at December 31, 2010	$ 3,531,691

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

For the Years Ended December 31, 2010 and 2009

	2010	**2009**
Subordinated borrowings at beginning of the year	$ -	$ -
Issuance of subordinated notes payable	-	-
Subordinated borrowings at end of the year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 2,754,064	$ (10,321)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	63,004	22,858
Loss on disposal of property and equipment	10,951	-
Gain on sale of investments	-	(30,073)
Decrease (increase) in assets:		
Accounts receivable	(20,107)	(5,150)
Accounts receivable, other	37,469	(1,594)
Prepaid expenses	(9,079)	19,764
Increase (decrease) in liabilities:		
Accounts payable	47,139	8,194
Accrued expenses	241,971	(204,411)
Deferred rent	90,478	(10,920)
Net cash provided by (used in) operating activities	3,215,890	(211,653)
Cash flows from investing activities:		
Purchase of property and equipment	(228,672)	(5,158)
Payment received on subscription receivable	69,279	30,379
Net cash provided by (used in) investing activities	(159,393)	25,221
Cash flows from financing activities:		
Preferential distribution to preferred members	-	(33,332)
Issuance of common Class A units	250,000	-
Distributions	-	(491,800)
Net cash provided by (used in) financing activities	250,000	(525,132)
Increase (decrease) in cash	3,306,497	(711,564)
Cash - beginning of year	1,753,524	2,465,088
Cash - end of year	$ 5,060,021	$ 1,753,524
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2010 and 2009

Supplemental disclosures of non-cash financing activities:

During 2010, the Company issued 125,000 Class A common units in exchange for a $250,000 subscription receivable (Note 4).

During 2010, the Company purchased $213,142 of property and equipment through the utilization of a tenant improvement allowance.

During 2010, the Company declared a $1,402,500 Class A distribution payable in 2011 (Note 4).

During 2009, a $38,900 installment on the subscription receivable was paid by a corresponding reduction of the member's 2009 distributions (Note 4).

During 2009, the Company exercised its right to effect a cashless exercise of a warrant it held. As of December 31, 2009, the Company recorded a receivable aggregating $30,073 representing the net proceeds to be received from the sale of the underlying stock.

Note 1: Summary of Significant Accounting Policies

Nature of Business:

TripleTree, LLC (the "Company") was organized on January 13, 1997 in accordance with Chapter 322B of the Minnesota statutes relating to limited liability companies. Pursuant to the articles of organization, the Company will exist for a thirty year period, expiring January 13, 2027. The Company primarily provides investment banking advisory services to clients in the information technology and health care industries located throughout the United States. In addition, the Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's corporate offices are located in Edina, Minnesota.

Reserve Requirements:

The Company is exempt from preparing the computation for determination of reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission and information related to the possession or control requirements under that rule.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits (Note 5). The Company believes it has its cash deposits at high quality financial institutions. The Company believes no significant credit risk exists with respect to these deposits.

Accounts receivable arise from the Company providing investment banking services to its clients located throughout the United States. The Company is typically dependent on a small number of customers for its investment banking fees (Note 5) and generally does not require any collateral from its customers. At December 31, 2010 and 2009, 66% and 74%, respectively, of accounts receivable were owed by three customers.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. If circumstances change, the Company's estimates of the collectability of amounts due could change by a material amount.

Trade accounts receivable served as collateral for the Company's line of credit (Note 3).

Note 1: Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using straight-line and accelerated methods and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Revenue Recognition:

The Company recognizes revenue for investment banking and consulting engagements as the services are performed. The Company also receives success fees which are recognized as revenue once the investment banking transaction has closed and the fee is reasonably determinable.

Income Taxes:

The Company is a Minnesota limited liability company. Taxable income or loss of the Company is allocated in accordance with the general provisions of the member control agreement. The Company has elected under the Internal Revenue Code to be treated as a partnership. In lieu of corporate income taxes for federal and state purposes, the members are generally taxed on their proportionate share of taxable income. Accordingly, no provision for income taxes has been included in the financial statements.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. For entities taxed as a partnership, tax positions include decisions to file or not to file income tax returns in certain tax jurisdictions that can assess delinquent taxes to the Company. The Company's adoption on January 1, 2009 of the provisions specifically related to uncertain tax positions resulted in no cumulative effect adjustment The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded at December 31, 2010 and 2009. In accordance with the guidance, the Company has adopted a policy which, if required to be recognized in the future, interest related to the underpayment of income taxes will be classified as a component of interest expense and any related penalties will be classified in other administrative expenses in the statements of income. The Company's remaining open tax years subject to examination include the years ended December 31, 2007 though 2009.

Guaranteed Payments to Members:

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than capital distributions.

Note 1: Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 2: Property and Equipment

Property and equipment consisted of the following at December 31:

	2010	2009	Estimated Useful Lives In Years
Office furniture and equipment	$ 228,407	$ 265,997	7
Computer equipment	157,083	136,075	5
Leasehold improvements	354,217	82,357	5-6
Total property and equipment	739,707	484,429	
Less accumulated depreciation	322,370	434,951	
Property and equipment, net	$ 417,337	$ 49,478	

Depreciation expense was $63,004 and $22,858 for 2010 and 2009, respectively.

Note 3: Note Payable, Bank

At December 31, 2009, the Company had a $250,000 discretionary line of credit, all of which was available as of December 31, 2009. The line of credit bore interest at a variable rate (5.50% at December 31, 2009) and contained an interest rate floor of 5.50%. The line of credit was collateralized by substantially all corporate assets and was guaranteed by two officers/members of the Company. The line of credit expired in April 2010.

Note 4: Members' Equity

Because the entity is organized as a limited liability company, members' liability is limited.

The Company's articles of organization require that each ownership unit have the same financial and governance rights; however, the Board of Governors can establish or designate more than one class of units as well as the relative rights and preferences of each such class of units.

As of December 31, 2010 and 2009, the Company had authorized an aggregate of 30,000,000 units with 10,000,000 units authorized for each unit class (Voting Class A, Non-Voting Class B and Preferred).

Note 4: Members' Equity (Continued)

Issued and outstanding units were as follows:

	Units		
	Voting Class A Common	Non-Voting Class B Common	Preferred Units
December 31, 2010	5,173,333	-	-
December 31, 2009	4,923,333	-	-

Class A and B Common Units:

Class A common units have voting rights whereas Class B common units are non-voting.

In January 2008, the Company issued 250,000 Class A common units to a new member in exchange for a $250,000 promissory note. The note accrues interest at 4.25% and is due in four annual installments of $69,279 beginning December 31, 2008. During 2009, $30,379 of payments were received and the remaining balance of the first installment aggregating $38,900 was paid by a corresponding reduction of the member's 2009 distributions. On January 6, 2010 and January 11, 2011, the second and third installments of $69,279 and $69,279, respectively were received by the Company. All payments received have been applied to the principal balance owed and no interest income has been recorded to date. The note matures December 31, 2011 and can be prepaid at any time. The note is collateralized by the units.

In September 2010, the Company issued 250,000 Class A common units to a new member in exchange for $250,000 cash and a $250,000 promissory note. The note accrues interest at 4.25% and is payable in 3 annual principal payments of $83,333 beginning December 31, 2011 with accrued interest due at maturity, December 31, 2013. In addition, the borrower may be required to make accelerated payments on the note if the borrower's annual compensation is in excess of certain thresholds as outlined in the agreement. Any such additional payments would reduce the final payments required under the note. No interest income has been recorded to date. The note is collateralized by the units.

In 2010 and 2009, the Company had a mandatory distribution policy whereby at least 50% of the Company's income would be distributed to common unit holders within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution could be modified or forgone. During the years ended December 31, 2010 and 2009, distributions aggregated $1,402,500 and $530,700, respectively, of which $1,402,500 and $0, respectively, were reflected as distributions payable on the accompanying statements of financial condition.

Preferred Units:

Preferred units have voting rights and are convertible, at the option of the holder, into Class A common units. In October 2009, the member holding the preferred units exercised its option to convert all 333,333 outstanding preferred units into 333,333 Class A common units.

Note 4: Members' Equity (Continued)

Preferred Units (Continued):

Preferred units accrue a cumulative annual preferred return distribution of $.10 per unit.

During 2009, the Company declared no preferred unit distributions.

Preferred units do not participate in any distributions of the Company other than the preferred distribution as described above and a preferential distribution at liquidation of the Company equal to $1.00 per preferred unit owned plus any unpaid preferred distributions.

The Company's member control agreement provides that preferred returns are treated as guaranteed payments within the meaning of Section 707(c) of the Internal Revenue Code (IRC). Otherwise, all income, profits, gains, losses, and tax credits will be allocated to the holders of the common units for income tax and financial accounting purposes based on the same manner as distributions were allocated.

Note 5: Commitments and Contingencies

Operating Leases:

The Company leases office space in Minnesota under a non-cancelable operating lease. The lease provides for increasing monthly base rent payments over the lease term plus a pro-rata share of operating expenses and real estate taxes. The Company recognizes rent expense on a straight-line basis over the term of the lease, and recognizes the difference between the straight-line expense and the cash payments as deferred rent in the accompanying statements of financial condition. The lease expires November 2015 and has a renewal option for an additional five years.

The Company also leases office equipment under a noncancelable lease expiring June 2015.

The future minimum payments required on the leases are as follows for the years ending December 31:

2011	$ 139,081
2012	141,346
2013	143,612
2014	145,877
2015	130,615
	$ 700,531

Total rent expense aggregated $158,321 and $208,297 for 2010 and 2009, respectively.

Note 5: Commitments and Contingencies (Continued)

401(k) Profit Sharing Plan:

The Company has a 401(k) profit sharing plan covering all employees who meet certain eligibility requirements. Participant contributions are made through elective deferrals of compensation up to a maximum percentage allowable by statute. Participants vest immediately in their own contributions. The Company may provide matching and profit sharing contributions at the discretion of management. The participants become fully vested in the Company's contributions after five years of service. Company contributions for the years ended December 31, 2010 and 2009 were $230,000 and $0, respectively, and are included in accrued expenses on the accompanying statements of financial condition.

Financial Instruments:

At December 31, 2010, the Company had deposits in excess of federally insured amounts aggregating $4,223,037 at two financial institutions.

Significant Customers:

During 2010, the Company had revenue from three significant customers which represented 72% of investment banking fees. There were no amounts due from these customers at December 31, 2010.

During 2009, the Company had revenue from one significant customer which represented 39% of investment banking fees. There were no amounts due from this customer at December 31, 2009.

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $2,966,346, which was $2,826,768 in excess of its required net capital of $139,578. The Company's ratio of aggregate indebtedness to net capital was .71:1 at December 31, 2010.

Note 7: Related Party Transactions

During 2010, the Company paid $407,500 of employee related and other expenses on behalf of its majority member all of which were reimbursed to the Company before December 31, 2010.

During 2009, the Company paid $167,800 of employee related and other expenses on behalf of its majority member of which $876 remained unreimbursed at December 31, 2009 and is reflected in accounts receivable, other on the accompanying statement of financial condition.

In addition during 2009, the majority member made a $1,373 non-interest bearing advance to the Company, all of which was outstanding at December 31, 2009, and included in accounts payable on the accompanying statement of financial condition.

Note 8: Subsequent Events

The date to which events occurring after December 31, 2010, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 25, 2011 which is the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

**INDEPENDENT AUDITORS' REPORT ON
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION**

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying financial statements of TripleTree, LLC as of and for the year ended December 31, 2010 and have issued our report thereon dated February 25, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Certified Public Accountants
Edina, Minnesota

February 25, 2011

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

TRIPLETREE, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

Net Capital:	
Total members' equity	$ 3,531,691
Add:	
Subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	3,531,691
Deductions:	
Total non-allowable assets	(565,345)
Net capital	$ 2,966,346
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 68,287
Accrued expenses	317,448
Deferred rent	305,440
Distributions payable	1,402,500
Total aggregate indebtedness	$ 2,093,675
Computation of basic net capital required:	
Net capital requirement is the greater of:	
Minimum dollar net capital requirement	$ 5,000
6-2/3% of aggregate indebtedness	$ 139,578
Excess net capital at 1,500 percent	$ 2,826,768
Excess net capital at 1,000 percent	$ 2,756,979
Ratio of aggregate indebtedness to net capital	.71:1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5) as of December 31, 2010:	
Net capital, as report in Company's Part II (unaudited) FOCUS report	$ 4,664,264
Audit adjustment to increase accrued vacation	(73,606)
Audit adjustment to record distribution payable	(1,402,500)
Audit adjustment to increase non-allowable assets by recording and depreciating a tenant improvement allowance	(243,025)
Audit adjustment to adjust rent expense	46,545
Audit adjustment to record additional accounts payable	(25,332)
Net capital per above	$ 2,966,346
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 395,758
Audit adjustments to increase accrued vacation, deferred rent, accounts payable and distributions payable	1,697,917
Total aggregate indebtedness per above	$ 2,093,675

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
TripleTree, LLC
Edina, Minnesota

In planning and performing our audit of the financial statements of TripleTree, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a is deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, the Company's designated self-regulatory organization and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Certified Public Accountants
Edina, Minnesota

February 25, 2011